James M. Halley Q.C., 2
R. Stuart Wells
William A. Ruskin, 1
Bernard Pinsky, 4
William D. Holder
David W. Kington
R. Brock Johnston
Darren T. Donnelly
Ross D. Tunnicliffe
R. Barry Fraser
Ethan P. Minsky, 6, 7, 9
John C. Fiddick
Hannelie G. Stockenstrom, 12
Samantha Ip
Aaron B. Singer
Thea L. Koshman, 1
Warren G. Brazier, 4
Krista Prockiw
Conrad Y. Nest, 10
Adam I. Zasada
Steve Veitch
Jonathan C. Lotz
David J. Fenrich
Adam M. Dlin
Michal Jaworski
Kyle M. Wilson
David W. Buchanan, Q.C.
M. Douglas Howard
Patrick A. Williams
Roy A. Nieuwenburg
Nigel P. Kent, 1
Diane M. Bell
Neil P. Melliship
Mark S. Weintraub
Kevin J. MacDonald
James A. Speakman
Brock H. Smith
D. Lawrence Munn, 8
Bonnie S. Elster
Jonathan L.S. Hodes, 1, 5
L.K. Larry Yen, 10
Tony Fogarassy
Amy A. Mortimore
Brent C. Clark
C. Michelle Tribe
Andrea M. East
Lisa D. Hobman
Dianne D. Rideout
Kari Richardson
Marta C. Davidson
Shauna K. Towriss	Derek J. Mullan, Q.C.
W.W. Lyall D. Knott, Q.C.
Alexander Petrenko
William C. Helgason
Douglas W. Lahay
Anne L.B. Kober
Kenneth K.C. Ing, 11, 13
Neo J. Tuytel
Don C. Sihota
Kerstin R. Tapping
Nicole M. Byres
R. Glen Boswall
Virgil Z. Hlus, 4
William L. Macdonald, 8
Peter M. Tolensky
Allyson L. Baker, 3
Veronica P. Franco
Jane Glanville
Richard T. Weiland
Cam McTavish
Valerie S. Dixon
Tasha L. Coulter
Vikram Dhir, 1
Sarah W. Jones
R. Brad Kielmann
Reply Attention of Direct Tel. EMail Address Our File No.	Jonathan C. Lotz 604.643.3150 jcl@cwilson.com 32051-3 / CW1502837.1

Associate Counsel: Michael J. Roman Certain lawyers have been admitted to practice in one or more of the following jurisdictions as indicated beside each name:
November 6, 2007	Canada 1 Alberta 2 Manitoba 3 Ontario	United States 4 California 5 Colorado 6 District of Columbia 7 Florida 8 New York 9 Virginia 10 Washington	International 11 Hong Kong 12 South Africa 13 United Kingdom

VIA COURIER AND EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 2050549
USA

Attention:	Donna Levy, Esq.
Division of Corporation Finance

Dear Sirs:

Re:	MegaWest Energy Corp. (the "Company")
Form F-1
Filed September 4, 2007
File No. 333-145870
(the "Form F-1")

Form 20-F
Filed August 10, 2007
File No. 0-49760
(the "Form 20-F")

We write further to the letter of the Securities and Exchange Commission (the "Commission"), dated October 4, 2007, in respect of the Form F-1 and Form 20-F (the "Comment Letter'").

We have reviewed your comments and have made various revisions to the Form F-1 and Form 20-F. The Company filed Amendment No.1 to the Form 20-F ("the "Form 20-F/A") with the Commission on October 16, 2007.

In respect of the Form F-1, we enclose herewith four blacklined copies of Amendment No. 1 to the Form F-1 (the "Form F-1/A").

HSBC Building   800 – 885 West Georgia Street   Vancouver BC V6C 3H1   Canada   Tel.: 604.687.5700   Fax: 604.687.6314   www.cwilson.com
Some lawyers at Clark Wilson LLP practice through law corporations.

For ease of reference, we have reproduced below (in italics) the applicable comments from the Comment Letter. The Company's response to each comment is set out below each comment.

General

2.

You are registering for resale 832,500 shares of common stock underlying 555,000 unit rights. These rights allow the holders to buy an additional 180,000 units under the same terms as your January 2007 private placement and an additional 375,000 units under the same terms as the February 2007 private placement. However, it does not appear that the units underlying the unit rights have been issued, and as a result the offering may not have been completed. Provide your analysis regarding the ability to register the resale of these shares. Refer to Interpretation No. 3S(b) of the Securities Act Section of the Division of Corporation Finance’s March 1999 Supplement to the Manual of Publicly Available Telephone Interpretations. Also file as exhibits all of the documents relating to the sale of the unit rights.

The Company takes the position that the units underlying the unit rights have been issued and the offering has been completed. Evidence for this is found in the forms of warrant certificate attached to the Form 20-F/A as exhibits 10.26 and 10.27, respectively. The warrant certificates evidence the right to purchase a fixed number of securities of the Company at a fixed price for a fixed period of time, and this manner are akin to a warrant or option.

The Company has previously filed with the Form 20-F all documents relating to the sale of the units rights, namely the Warrant Certificates set out as exhibits 10.26 and 10.27 to the Form F-1/A.

3.	Provide updated disclosure regarding the status of the shares which are subject to escrow.

The shares held in escrow pursuant to the Deerfield Energy LLC acquisition have been released since the original filing of the Form F-1 and the Company has provided updated disclosure regarding the shares subject to escrow on page 20 the Form F-1/A.

4.

We note your statement on page 23 that as of 4/30/07 you had no reserves. We also note your disclosure in the Megawest Corporate Presentation dated August 2007 posted on your website that you project reserves for FYE ended 4/30/08 and beyond. Please refer to Item 10(b) of Regulation S-K with regard to the Commission’s policy on projections.

The Company has revised the content of its website as follows: (a) to replace projections for reserves for fiscal years ended April 30, 3007 and beyond with plans to establish resources and possible oil and gas reserves; and (b) to remove the "MegaWest Corporate Presentation dated August 2007". Accordingly, the Form F-1/A contains no revisions in respect of this comment.

Cover Page of Prospectus

5.	Highlight your cross reference to your risk factor discussion by prominent type or in another manner. See Item 501 of Regulation S-K.

The Form F-1/A contains a highlighted cross reference (in bold type) to the Company's risk factor discussion set out below in the prospectus (see page 4).

Prospectus Summary

Our Business, page 6

6.	For balance, revise the first paragraph to make clear that you do not expect to generate any "significant revenues for the foreseeable future," as you state at page 8 in the Risk Factors section.

The Form F-1/A contains revised wording and states on page 7 that the Company does not expect to generate commercial revenues for the immediate future.

7.

We note that you refer to yourself as a development stage company. Since you do not have any proved or probable reserves, please revise all instances throughout your filing to refer to yourself as an exploration stage company.

The Form F-1/A replaces all instances where the term "development stage" is used in respect of the Company or its projects with the term "exploration stage".

8.	We note that you were "transitioned" under the Business Corporations Act, effective June 30, 2005. Please disclose what it means to be "transitioned."

On March 29, 2004, the Business Corporations Act (British Columbia) came into effect, replacing the Company Act (British Columbia). As required by the Business Corporations Act, the Company was "transitioned" under the Business Corporations Act, effective June 30, 2005. The transition process was required to be completed by all companies that were organized under the Company Act, at the time of its replacement, within two years of the coming into force of the Business Corporations Act and required, among other things, that a transition application be filed, the Company's articles be amended to comply with the requirements of the Business Corporations Act and a central securities registrar for the Company be created.

An explanation of the "transition" process under the Business Corporation Act is set out on pages 7 and 19 of the Form F-1/A.

At a meeting of the shareholders of the Company on October 29, 2007, the shareholders approved the continuance of the Company from the Province of British Columbia to the Province of Alberta under the Business Corporations Act (Alberta). The Company now intends to apply to the Alberta Registrar of Corporations for a certificate of continuance to effect the continuance. The proposed continuance is a result of the establishment by the Company of principle executive offices in Calgary, Alberta. A description of the differences between the Business Corporations Act (British Columbia) and the Business Corporations Act (British Columbia) is set out on pages 71 and 72 of the Form F-1/A.

Risk Factors

General

9.

Discuss all material risks that apply to your company in particular. However, all risk factors should be brief and concise, generally consisting of only one or two short paragraphs. Identify the risk, include a cross-reference to more detailed disclosure elsewhere if appropriate, and eliminate all excess detail, such as appears in the lengthy risk factor captioned "We have yet to attain profitable operations and because we will need additional financing...," on page 7.

The Form F-1/A contains revised risk factors under the heading "Risk Factors" (see page 8) that provide a concise description of the material risk factors that apply to the Company and provides cross references to other sections therein where applicable.

10.

Revise this section generally to eliminate language that mitigates the risk you present. Examples include many of the sentences or clauses that precede or follow "however," "although" and "while". Similarly, rather than indicate that you "cannot assure" or that there is "no assurance of" an outcome, revise to state the risk plainly and directly.

The risk factors in the Form F-1/A have been revised to remove language that mitigates the risk the Company and its securities present to investors (see pages 8 to 13).

"Sales of a substantial number of shares of our common stock into the public market...," Page 7

11.

Expand your discussion to include all of the shares that are issuable upon conversion of the Class B shares of your subsidiary Megawest Energy (USA) Corp., your promissory notes, and outstanding stock options and warrants. We note the more detailed disclosure at page 59 in that regard.

The Form F-1/A contains on page 8 an expanded description of the risks related to the offering and includes a reference to the total number of shares potentially issuable from the conversion of: the Class B exchange shares of MegaWest Energy (USA) Corp, stock options, warrants, unit rights and convertible promissory notes. This section of the Form F-1/A also contains a reference to the disclosure set out under the heading "Share Ownership" in the Form F-1/A that contains the details of each potentially dilutive instrument.

Capitalization and Indebtedness, page 17

12.

We remind you of the requirements of Item 8.A.5. of Form 20-F, which require you to disclose interim financial information to the extent that information has been published. We note you have disclosed certain information related to the interim period ending July 31, 2007. If this information is provided in accordance with Item 8.A.5., please expand your disclosures to provide the minimum information required as discussed further in the Instructions to Item 8.A.5(3) of Form 20-F.

The disclosure of financial information in the Form F-1/A has been expanded to include interim financial statements for the period ending July 31, 2007 and a discussion of the related operating results starting on page 28. In addition, the capitalization table on page 18 has been updated to September 30, 2007.

Information on Megawest Energy Corp.

Business Overview, page 20

13.

Expand your discussion of your business to provide all of the information required by Items 4.B and D of Form 20-F, including the instruction to Item 4.D(1)(a) with regard to mining operations. We also note that your website provides work plans for each of your properties for the 2007-2008 fiscal year.

The Form F-1/A contains updated business overview disclosure and has included the fiscal 2008 budget for each project on page 21 to meet the requirements of Items 4.B and D of Form 20-F. The Form F-1/A section “Other Oil and Gas Information” on page 27, contains the information required by the instruction to Item 4.D(1)(a) with regard to mining operations, as at April 30, 2007.

In addition, the Company has removed the “MegaWest Corporate Presentation dated August 2007”, which contained the work plans for the Company’s properties for the 2007-2008 fiscal year, from its website.

Operating and Financial Review and Prospects, page 24

Critical Accounting Estimates, page 24

14.

Your discussion of critical accounting estimates should not replicate the notes to the financial statements. In this regard, please revise your critical accounting estimates disclosure to specifically address why your accounting estimates or assumptions bear the risk of change (e.g., uncertainty attached to the estimate or assumption or difficulty in measuring or valuing) and, to the extent material, such factors as how you arrived at the estimates as well as how accurate the estimates or assumptions have been in the past. For example, you should revise your disclosures to discuss the uncertainties in your oil and gas reserve estimates and estimates of the fair value of your company’s shares and how you ensure that those uncertainties are mitigated. Please refer to FRC Section 501.14 for further guidance on this subject.

The Form F-1/A contains revised critical accounting estimates starting on page 26 to address your comments. Please note that at April 30, 2007 the Company did not have proved reserves and the Company has a limited history, since its business focus changed to oil and gas exploration with the infusion of new management and capital in December 2006.

Directors. Senior Management and Employees

Directors and Senior Management, page 29

15.

Provide more clarity regarding each individual’s current and recent business experience. For example, disclose with more precision when Mr. Stapleton began his relationships with Deerfield Energy and Trinity Sands Energy and when he held his positions with

E-T Energy Ltd. Because Mr. Orr is also the CFO of Va1cent, state how much time he will devote to your business. With regard to Mr. Thornton, confirm that he held senior management and executive positions beginning in 1977. These are examples only, and you should make parallel changes to each sketch as appropriate. Also, explain why the business address you provide for Mr. Stapleton at page 13 differs from the address you provide for him on the cover page of the Form F-l.

The Form F-1 contains on pages 33 and 34 increased disclosure in respect of the current and recent business experience of the Company's directors and senior management. In particular, the Form F-1/A discloses: (a) when George Stapleton began his relationships with Deerfield Energy LLC and Trinity Sands Energy LLC and when he held his positions with E-T Energy Ltd.; and (b) that George Orr devotes at least 20% of his time to the Company's business. Furthermore, the disclosure in the Form F-1/A has been revised with respect to the length of time that R. William Thornton has held senior management and executive positions.

The Form F-1/A contains a revised business address for Mr. Stapleton on page 14, which is the same as the address of the Company's principal executive offices in Calgary, Alberta. We note that the address of the Company's principal executive offices has changed, which change is reflected in the Form F-1/A.

16.

Identify all of the public companies with which each of your officers and directors is affiliated, and clarify how you define "public" for these purposes. For example, we note that in Mr. Evans’ biography, you state that he is a director of several public companies, "including" the ones you list.

The Form F-1/A has been revised to include on page 33 a definition of “public company” as being for Canadian purposes a company that is a “reporting issuer”, as defined under the Securities Act (British Columbia) and for United States purposes as being a company that has securities registered under the Securities Act 1933 or a class of securities registered under the Securities Exchange Act of 1934 and that files periodic reports under the Securities Exchange Act of 1934. The Company has revised its disclosure on page 33 and 34 of the Form F-1/A to identify all of the public companies with respect to which each of its directors and officers are affiliated.

Compensation

Executive Compensation, page 31

17.	Provide footnote disclosure of the annual compensation payable to Messrs. Stapleton, Thornton and Orr, or cross reference to the discussion of their employment agreements on page 33.

The Form F-1/A contains on page 34 a cross reference to the Company's disclosure of its employment agreements with Messrs. Stapleton, Thornton and Orr.

Employment Agreements, page 33

18.	Please define the term "change of control" that will trigger the payment of severance benefits to your named executives.

A "change of control" that would trigger the payment of severance benefits to the Company's named executives includes: (a) the purchase or acquisition of shares of the Company's common stock such that a person or group of persons beneficially own shares of the Company's common stock that would have the right to cast more than 50% of the votes attached to all the Company's common stock; or (b) approval by the Company's shareholders of: (i) an amalgamation or combination of the Company with another entity such that the Company's shareholders immediately before such combination do not own securities of the successor or continuing entity which would entitle them to cast more than 50% of the votes attaching to all of the Company's common stock immediately thereafter; (ii) a liquidation, dissolution or winding-up of the Company; or (iii) the sale, lease or other disposition of all or substantially all of the assets of the Company.

This definition is set out on page 37 of the Form F-1/A.

Board Practices, page 34

19.

Provide a summary of the terms under which your audit and compensation committees operate. Refer to Item 6.C.3 of Form 20-F. State the definition you used to determine whether the directors you identify are independent.

The Company uses the definition from the Canadian Securities Regulators' Multilateral Instrument 52-110 – Audit Committees to determine which of its directors are independent (see page 39).

The Company’s audit committee is governed by the Company’s audit committee charter, a copy of which was filed as Exhibit 99.1 to Form F-1/A. The audit committee has a majority of independent members. A summary of the terms under which the audit committee operates, include the responsibilities to: (a) review and report to the Company's board of directors the Company's financial statements and MD&A and the auditor’s report, if any, prepared in relation to those financial statements, before they are published; (b) recommend to the Company's board of directors the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report; and (c) monitor, evaluate and report to the Company's board of directors on the integrity of the financial reporting process and the system of internal controls that management and the board of directors have established.

The Company established a compensation committee on October 29, 2007, composed entirely of independent directors. The compensation committee is governed by the Company’s compensation committee charter, a copy of which is attached as Exhibit 99.2 to the Form F-1/A. A summary of the terms under which the compensation committee operates, include the responsibility for: (a) overseeing the Company's compensation plan; (b) evaluating the performance of the Company's Chief Executive Officer and other executive officers in light of the objectives of the Company's compensation and benefit plans; and (c) making recommendations to the board of directors with respect to the compensation of all directors and executive officers.

The terms of reference of the Company's audit committee and compensation committee operate are set out on pages 38 and 39 of the Form F-1/A.

Stock Ownership, page 34

20.	It does not appear that you have included in this table the 500,000 shares of stock underlying options granted to Mr. Stapleton for his services as a director. Please advise.

The Company has revised its disclosure in the Form F-1/A in respect of Mr. Stapleton to state on page 41 that the number of issued and outstanding shares held by him includes 500,0000 shares acquired upon the exercise of 500,000 stock options granted under the Company's U.S. Stock Option Plan.

Related Party Transactions, page 38

21.

Verify that you have disclosed all related party transactions required by Item 7.B of Form 20-F. Make clear that you have made diligent inquiries in each case that information is potentially uncertain.

The Company hereby verifies that it has disclosed all related party transaction required by Item 7.B of Form 20-F.

The Form F-1/A states on pages 43 and 44 that the Company has made diligent inquiries in each case that information is potentially uncertain in respect of related party transaction.

22.

State whether you have a policy for approving related party transactions or a conflicts of interest policy. Discuss whether such policies were applied for each listed transaction. We note that your corporate governance committee does not appear to have a majority of independent directors.

The Company does not have a formal policy for approving related party transactions or a conflicts of interest policy. However, the Company governs itself according to the provisions of Section 147 of the Business Corporations Act (British Columbia) that require each interested director to fully disclosure his interest in any interested transaction and abstain from the approval of such transactions. This procedure is set out on pages 43 and 44 of the Form F-1/A and has been followed for each of the related party transactions set out being on pages 44 and 45 of the Form F-1/A.

As stated on page 39 of the Form F-1/A, the Company's corporate governance and human resources committee do not have a majority of independent members; however, we note that such a majority is not required by any applicable securities legislation.

23.

Identify each of the parties to each transaction and describe the material terms of each of the transactions. For example, identify the former directors to whom you paid general and administrative costs for the nine months ended January 31, 2007 and explain why these costs were paid. Identify the company affiliated with Mr. Orr that provides investor relations services. Identify the partnership to which you owed money at April 30, 2007 and name the two directors. Describe the material terms of the debt owed, including the original principal amount, interest rate and maturity date. State the reason for the debt.

The Form F-1/A sets out on pages 44 and 45 the names of the parties to, and the material terms of, each transaction.

24.	Tell us whether you have filed as exhibits all of the agreements related to each of the transactions described in this section.

The Company has filed as exhibits to the Form F-1/A all of the agreements that exist in respect of each of the transactions described in this section.

The Offer and Listing, page 43

25.	Provide updated information on your high and low share prices in accordance with Item 9.A.4 of Form 20-F.

The Form F-A/1 contains on pages 47 and 48 revised disclosure of the high and low market prices of the Company's common stock for the most recent six month period.

Selling Shareholders, page 45

26.

In the selling shareholders table, please add a column that provides the percentage (if one percent or more) of the class owned by each shareholder before the offering. Refer to Item 9.D.2 of Form 20-F.

The Form F-A/1 contains on pages 50 to 65 a revised selling shareholders table that discloses in respect of each selling shareholder the percentage of the class (common stock) owned before the offering.

27.

We note your footnote 4 to this table and the list of natural persons with beneficial ownership of the securities listed. However, you do not identify a natural person for several entities, including Halfmoon Foundation, Eymann Investment Corp., Marrandino Holdings Inc., Pentor Capital Corp., Sweetwater Capital Corp., Verdmont Capital, Bass Energy Inc., and Carob Management. Please provide this information for these selling shareholders.

The Company has revised its disclosure in respect of selling stockholders that are not natural persons (i.e. entities) and the Form F-1/A states on pages 66 and 67 the natural persons with beneficial ownership of the shares listed that are owned by entities.

28.

We note the selling shareholders whom you identify as broker-dealers or affiliates of broker dealers on page 57. Identify the broker-dealers as underwriters unless you can state that they obtained the securities being registered for resale as compensation for investment banking services. Also, identify as an underwriter any selling stockholder who is affiliated with a registered broker-dealer, unless you can state that such selling stockholder purchased the securities in the ordinary course of business and at the time of purchase, had no agreements or understandings, directly or indirectly, with any party to distribute the securities.

Although the Company identified in the Form F-1 the selling shareholders who were broker-dealers or affiliates of broker-dealers, the Company confirms that all such selling shareholders have indicated to the Company that they purchased, on their own personal account and not on the account of others, the securities being offered for resale in the ordinary course of business and at the time of purchase, had no agreements or understandings, directly or indirectly, with any party to distribute the securities.

29.

We note your disclosure in footnote 7 on page 58. You must make a diligent inquiry in that regard, because you are responsible for the information contained in the registration statement. Please revise accordingly.

The Company sent registration questionnaires (which questionnaires dealt with identity, contact information, ownership of shares, shares being offered under the Form F-1, status as underwriter, commissions, etc.) to all the selling stockholders. After diligent efforts, including several telephone calls, the Company has received disclosure from all of the remaining selling stockholders, and has revised the selling shareholder table in the Form F-1/A on page 68 accordingly.

30.	You have two separate line items for Karkrash Holdings Ltd. on page 50 and page 54. Please advise.

Karkrash Holdings Ltd. participated in two separate private placements which were shown as two separate line items. The Form F-1/A contains on page 57 a single line item for Karkrash Holdings Ltd.

Dilution, page 58

31.	You indicate that there will be no dilution, but this does not appear to give effect to the potential issuance of shares underlying warrants. Please revise accordingly.

The Form F-1/A contains revised disclosure on dilution on page 68 that gives effect to the potential issuance of shares underlying the share purchase warrants and the unit rights.

Additional Information

Memorandum and Articles of Association, page 60

32.	State the vote required to pass matters brought before a shareholder meeting. We note the requirement for a two-thirds vote to pass certain special resolutions in section 8.2 of your Articles.

With the exception of special resolutions (i.e. resolutions in respect of fundamental changes to the Company, including: the sale of all or substantially all of its assets, a merger or other arrangement or an alteration to the Company's authorized capital) that require the approval of two-thirds of the votes cast by shareholders in attendance at a meeting, in person or by proxy, resolutions to approve matters brought before a meeting of the Company require approval by a simple majority of the votes cast by shareholders attendance at a meeting, in person or by proxy.

The votes required to pass matters before a shareholders' meeting are set out on pages 69 and 70 of the Form F-1/A.

33.	We note your statement that there are no provisions in your Articles that would have the effect of delaying, deferring, or preventing a change in control. However, section 11.8 of your Articles limits the number of directors that can be appointed between meetings and section 23.1 of your articles authorizes the board to issue blank check preferred stock. Both of these features can have the effect of delaying, deferring, or preventing a change in control. Please advise.

The Form F-1/A contains revised disclosure on pages 69 and 70 that sets out the provisions of article 11.8 (which limits the number of directors that can be appointed between meetings of shareholders) and article 23.1 (which give the board of directors of the Company the authority to issue blank cheque preferred stock) of the Company's articles can delay, defer or prevent a change in control of the Company.

Material Contracts, page 61

34.

Revise to eliminate the suggestion that you merely summarize in a manner that is "not complete" "certain material provisions." Instead, provide a materially complete discussion of the agreements in question.

The Form F-1/A contains revised disclosure on page 72 that eliminates the suggestion that the Company is not providing a materially complete discussion of the agreements in question.

Taxation, page 63

35.

Revise the captions at pages 63 and 64 to eliminate the suggestion that you describe only "certain" consequences. Similarly, eliminate the suggestion that the disclosure is "of a general nature only" or is for "general information only" and that the reader "should consult" with its own advisors. Item 601(b)(8) of Regulation S-K requires a tax opinion to be filed ‘‘where the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing." Please advise whether you intend to file a tax opinion. We may have additional comments.

The Form F-1/A contains a revised taxation section starting on page 75 to address your comments which is in compliance with the Form 20-F requirement 10.E and Item 601(b)(8) of Regulation S-K.

The revised taxation section includes language that advises holders and potential holders of the Company’s shares to consult their tax advisors, as the Company believes that an individual’s personal tax circumstances can have an effect on the overall tax consequences of holding or disposing of the Company’s securities.

None of the shares being offered under the Form F-1 have unique or particular tax characteristics. Furthermore, the Company does not believe that the purchase of any of the shares being offered under the Form F-1/A will generally result in any material tax consequences to an investor. As such, the Company does not intend to file a tax opinion.

Documents on Display, page 65

36.	Provide the address of your website, and state whether investors may view the documents referred to in the prospectus and filed with the Commission on your website.

The Form F-1/A states on page 81 the address of the Company's website and states that investors may view the documents that the Company has filed with the Commission, including the prospectus (and the documents and agreements filed herewith) by way of a link to the Commission's website found on the Company's website.

Financial Statements, page 68

37.

We note that you present two sets of consolidated financial statements: one as of April 30, 2007 and 2006 and for the three years ended April 30, 2007, and another as of April 30, 2006 and 2005 and for the three years ended April 30, 2006. Please combine to present one set of financial statements of MegaWest Energy Corp., or tell us why your current presentation is appropriate.

In conjunction with the change in focus to an oil and gas company, completely new management, and the moving of the head office and records to Calgary, the Company engaged a new auditor who reported on the fiscal 2007 financial statements. The financial statements as at April 30, 2006 and prior are not representative of the Company’s current operations. As a result, two sets of financial statements have been presented with the respective auditor’s reports thereon.

The 2007 comparative consolidated financial statements are those that were filed by the Company to comply with Canadian regulatory reporting requirements. The 2006 financial statements were included in the Form F-1 to provide the required auditors report on the 2006 and 2005 comparative consolidated financial statements as required in this registration statement.

As the 2007 comparative consolidated financial statements essentially provide a reader with all the required disclosures required in a registration statement, the Company believes that its approach to meeting all the requirements is not misleading to the investor and all of the reporting requirements have been met.

38.

We note that you acquired several properties during fiscal 2007. Please tell us how you considered the guidance in Rule 3-05 and Article 11 of Regulation S-X, in determining whether to present historical financial statements of the acquired properties and pro forma financial statements assuming the acquisitions occurred at the beginning of the latest annual period.

The Company determined that it was not necessary to present historical financial statements of the acquired properties and pro forma financial statements because (1) the Company believes that the acquisitions completed during fiscal 2007 did not constitute a ‘business’, and (2) the acquired companies operating activities were not significant or representative of the Company’s business.

We refer you to the guidance in Rule 11-01 (d) on the definition of a ‘business’ and note that:

  The acquired entities had assembled blocks of oil and gas leases and essentially operated as land aggregators;
  None of the acquired entities had the financial resources or personnel to conduct oil and gas exploration activities; and

  The acquired entities had not established proved reserves or oil and gas production.

The Company believes that since the previous owners were aggregating properties to be sold to an operator that their business activities were not representative of its business which is to develop oil and gas properties and bring them to production. Further, the Company believes that these entities would be considered to be development stage entities and therefore not a ‘business’ as discussed in EITF Issue No. 98-3.

Accordingly, the Company concluded that these were asset acquisitions which did not involve the acquisition of a business or a business combination.

39.

On a similar matter, please tell us how you considered the guidance of Rule 405 of Regulation C to determine if the companies acquired during fiscal year 2007 represent predecessor entities and the related requirement to provide financial statement information related to those predecessors under Rule 3-02(a) of Regulation S-X.

Please refer to the response to Comment 38 above.

40.	If you are presenting your financial information under Item 4(b) of Form F-l, please provide the disclosures required by FAS 7 for development stage, or in your case exploration stage, companies.

The Company has revised its financial statements included in the Form F-1/A starting on page 97 to include the disclosure requirements of FAS 7. Specifically, the Company has labelled the financial statements “exploration stage”, segregated the deficit accumulated during the exploration stage from prior operations and expanded disclosure on the nature of exploration activities the Company is engaged in. Note that since fiscal 2007 is the first year of the Company’s oil and gas activities, and prior thereto the Company was dormant, the reported fiscal 2007 results represent the “cumulative amounts” as required to be disclosed by FAS 7.

Consolidated Statements of Cash Flows, page 77

41.

We note that you present "changes in noncash working capital" as an investing activity. Please tell us what changes comprise this line item and how its classification as an investing activity is more appropriate than classification as either an operating activity or a non-cash investing activity.

The ''change in noncash working capital" shown as an investing activity represent the change in accounts payable attributed to ‘investing activities’ or purchases and payments of property plant and equipment. FAS 95 paragraph 24 states that “Certain cash receipts and payments may have aspects of more than one class of cash flows . . . If so, the appropriate classification shall depend on the activity that is likely to be the predominant source of cash flow for the item. For example, the acquisition and sale of equipment to be used by the enterprise or rented to others generally are investing activities”.

The financial statements in the Form F-1/A contain a revised caption for this item called “change in noncash working capital related to capital assets” on page 104.

Recent Sales of Unregistered Securities, page 111

42.

Provide substantially enhanced disclosure to comply with Item 701 of Regulation S-K and Item 6 of Form F-l. For example, it is inadequate to refer to "various consultants" without quantifying them, and you must provide more support for the exemptions in each case. Also, make clear which exemptions, are applicable and why you believe they are applicable, rather than including a list of several and stating, "as applicable."

The Form F-1/A contains revised disclosure on pages 140 to 146 that complies with Item 701 of Regulation S-K, which includes setting out the disclosure in a table format and specifying the exemption used in respect of each sale.

Exhibits and Financial Statement Schedules, page 115

43.	On the exhibit index, identify the differences between exhibits 3.2 and 3.5, and between exhibits 3.4 and 3.7.

The Form F-1/A states on page 147 the differences between exhibits 3.2 and 3.5 and exhibits 3.4 and 3.7. The exhibits in question are constating documents that were filed in respect of various corporate alterations effected by the Company, including a name change and the adoption of new articles (see the Company’s response to Comment 8).

Notes to Consolidated Financial Statements, page 78 Note 1. Significant Accounting Policies, page 78 (k) Stock-Based Compensation, page 80

44.

We note that you adjust compensation expense under Canadian GAAP for the estimated amount of forfeitures in the period in which the stock options expire. Under U.S. GAAP, SFAS 123(R) requires an entity to base accruals of compensation cost during the requisite service period on the estimated number of instruments for which the requisite service is expected to be rendered. Please revise your U.S. GAAP reconciliation in Note 19 to account for forfeitures consistent with the provisions of paragraphs 43, B165 and Bl66 of SFAS 123(R).

The Company’s reported stock based compensation expense was computed using an estimate of forfeitures at the time compensation cost was calculated and recorded. The Company’s accounting policy wording did not properly reflect this fact. The Company has revised its stock-based compensation policy in note 1(k), and as such, the Form F-1/A states on page 107 "Compensation expense is adjusted for the estimated amount of forfeitures at the time compensation expense is recorded".

Please note the reported figures in the financial statements for stock based compensation have not changed.

Note 2. Acquisitions, page 82

45.	Please confirm the assets and liabilities acquired and presented in the table on page 83 were recorded at fair value at the date of acquisition.

The assets and liabilities acquired for the Kentucky Reserves acquisition were recorded at the fair value of the share consideration given, following the guidance in FAS 141: Exchange transactions in which the consideration given is cash are measured by the amount of cash paid. However, if the consideration given is not in the form of cash (that is, in the form of noncash assets, liabilities incurred, or equity interests issued), measurement is based on the fair value of the consideration given or the fair value of the asset (or net assets) acquired, whichever is more clearly evident and, thus, more reliably measurable. FAS141, paragraph 6 states that since the fair value of the consideration given is more reliably determined, this was used as the basis of recording the cost of the properties acquired.

The assets and liabilities acquired for the Deerfield Kansas, Deerfield Missouri and Trinity acquisitions were recorded at their carrying amounts (book value), as the acquisition were related party transactions, as explained in our response to question 46.

46.

We note that you reduce the consideration given on the acquisitions of Deerfield Kansas, Deerfield Missouri and Trinity for a deficit adjustment, as disclosed in note (i) on page 83. Please clarify for us what the deficit adjustment represents and the basis for recording it under Canadian GAAP and U.S. GAAP. In your response, please cite the accounting guidance used to support your accounting.

The deficit adjustment represents the difference between the fair value of the consideration given (cash and fair value of shares) and the book value of the net assets acquired. For the noted acquisitions, the net assets were recorded at their book values as the acquisitions were related party transactions.

Section 3840 (Related Party Transactions) of the CICA Handbook contains specific guidance on this topic. Paragraph .09 states “When a related party transaction is measured at the carrying amount, any difference between the carrying amounts of items exchanged, together with any tax amounts related to the items transferred, should be included as a charge or credit to equity”. Paragraph .17 further states that “... A net debit is an equity distribution and is charged against any existing credit balance in contributed surplus arising from previous related party transactions, with any excess charged against retained earnings”. In the absence of specific U.S. GAAP directives, the Company followed Canadian GAAP.

However, as the U.S. GAAP practical application is to record these deficit adjustments to share capital, the Company has revised the classification of the deficit adjustment for U.S. GAAP from deficit to share capital in note 19(a)(vii) on page 121 of the Form F-1/A. Note that total shareholders’ equity as at April 30, 2007 does not change.

Note 19. Additional Disclosures Required under U.S. Generally Accepted Accounting Principles, page 91

47.	Please disclose in note (b) on page 94 that there were no differences between Canadian GAAP and U.S. GAAP during fiscal 2006 and fiscal 2005, if true.

The Form F-1/A contains revised financial statements that state in Note 19(b) on page 121 that there are no differences between Canadian GAAP and U.S. GAAP during fiscal 2006 and 2005.

48.

We note the adjustment in note 19(a)(ii) for the value of stock issued in the acquisition of the Kentucky oil and gas assets. Tell us why you have not accounted for similar differences in stock issued to in all other acquisitions during fiscal year 2007.

Similar "differences" have been recorded, but as a deficit adjustment rather than to oil and gas assets, since the acquisitions of Deerfield Kansas, Deerfield Missouri and Trinity are considered related party transactions. As noted in responses to Comments 45 and 46, the difference between the consideration given (fair value of shares and cash) and the consideration received (carrying amount or book value of assets and liabilities) is recorded as a component of shareholders equity.

49.

On a similar matter, if you have recorded the Kentucky oil and gas assets at their fair value at the date of acquisition, tell us why you have recorded the adjustment in note 19(a)(ii) to increase the oil and gas assets above their fair value. Explain to us the consideration you gave to recording the adjustment to goodwill as the difference between the cost of the purchase and the fair value of the net assets acquired.

With respect to the recording of goodwill pursuant to business combination accounting, please see the response to Comment 38 wherein we explain the Company’s view that these were not acquisitions of businesses or business combinations.

With respect to the recording of the properties, please see the response to Comment 45. The differences between Canadian GAAP and U.S. GAAP results in a different amount being recorded for the acquisition of the properties due to different values being used for the common stock consideration given, as explained in note 19(a)(ii) on page 119 of the Form F-1/A. Further, the Company performed an impairment test as described in the response to Comment 14 and determined that there was no impairment of the properties.

50.

We note the adjustment of $242,040 in unrealized gain in note 19(a)(iii). We are unable to find where you have accounted for this adjustment to comprehensive income in the table of liabilities and equity presented on page 92.

The Company acknowledges that it should have included an additional column labelled “Accumulated Other Comprehensive Income” to the table presented in note 19(a)(iii). Since the accumulated balance consists of only one item, and there is disclosure of this item in note 19(a)(iii) and 19(b) (see page 119), the Company believed the financial statements were not misleading.

The Form F-1/A contains revised financial statements that include in note 19(a) on page 119 an additional column in the liabilities and equity table for "Accumulated Other Comprehensive Income".

Undertakings, page 120

51.	Provide the undertakings required by Item 512(a)(4), (5) and (6).

The Company has amended the Form F-1/A to include the undertakings required by Item 512(a)(4) and (5) of Regulation S-K (see page 152).

Since the Form F-1 filed relates only to a secondary offering, the Company has not included the undertaking required by Item 512(a)(6) of Regulation S-K.

Form 20-F

Controls and Procedures, page 43

52.	Revise your disclosure to state whether there have been any changes in your internal controls over financial reporting, as opposed to any "significant" changes.

There were no changes in the Company's internal controls over financial reporting and on October 16, 2007, the Company filed with the Securities and Exchange Commission the Form 20-F/A that disclosed whether there have been any changes in its internal controls over financial reporting.

We trust that you will find the above and enclosed in order. If you have any questions, please do not hesitate to contact the writer.

Yours truly,

CLARK WILSON LLP

Per: /s/ Conrad Nest for

 Jonathan C. Lotz

JCL/ljm
Encl.

cc:	MegaWest Energy Corp. Attention: George T. Stapleton, II